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                                                    Exhibit 11

           AMERICAN GAMING & ENTERTAINMENT, LTD.
          COMPUTATION OF EARNINGS (LOSS) PER SHARE

                                       December 31,
                                    1998              1997
                                    ____              ____

Weighted average shares for
computation                       12,532,102        12,532,102
                                  ==========        ==========
Net loss                         $(4,853,000)      $(7,173,000)

Dividends accrued and accretion
on preferred stock                 1,867,000         1,866,000
                                   _________         _________
Net loss for common stockholders $(6,720,000)      $(9,039,000)
                                   =========         =========

Loss for common stockholders
per common share                      $(0.54)           $(0.72)
                                      ======            ======